FORTIS

Solid partners, flexible solutions

Press release

Brussels / Utrecht, 26 February 2002

Fortis and ING Lease have reached an agreement on transfer of TOP Lease

Fortis

Rue Royale 20
1000 Brussels
Belgium

Archimedeslaan 6
3584 BA Utrecht
The Netherlands

www.fortis.com

Today Fortis and ING Lease announced that they have reached an agreement on the transfer of TOP Lease. The companies anticipate closing the transaction in the second quarter of 2002, subject to approval of competent authorities. The purchase price will be fully paid in cash.

Fortis considers that operational car leasing activities have only a relatively small overlap with its corporate banking operations. Anton van Rossum, Chief Executive Officer of Fortis, said: 'We believe that combining operational car leasing with financial services is in itself not enough. Scale has become increasingly important to a leasing portfolio. Moreover, our operational car leasing activities have a relative small overlap with our corporate banking operations.' Although TOP Lease has already built up substantial positions in the Netherlands and Belgium, in the long run it needs a strong strategic partner if it is to expand its position in the international leasing market. Anton van Rossum went on: 'The value of TOP Lease will be maximised as part of ING Lease that is strategically committed to expansion in car leasing.'

TOP Lease is one of the top five car leasing companies in the Netherlands and is also a major player in Belgium. TOP Lease believes that customer satisfaction is vital to its success. This philosophy has resulted in innovative solutions rather than standard customer service. An example of this is its highly efficient IT system that can be used universally for lease portfolios of every size.

TOP Lease is a client-driven car leasing organisation that offers a total range of related services. Jacques Huysmans, Managing Director of TOP Lease said: 'Under the auspices of Fortis, we have developed well. With our commitment to our clients, plus the enthusiasm and flexibility of our employees - one of the most important pillars of our success - combined with the strength and scale of ING Car Lease, we can become one of the major car leasing companies in the European market.' As a result of this transaction no layoffs are expected.

For Fortis, the sale of TOP Lease marks a withdrawal from the operational car leasing market in the Benelux. This is consistent with Fortis's strategy to focus on consolidation of its position in its home market, developing solid growth platforms in Europe, the USA and Asia, and divesting non-core activities.

Press contacts:

Brussels:		*Utrecht:*	
Liliane Tackaert	+32 2 510 52 33	Jan-Willem ter Avest	+31 30 257 65 66
	+32 475 52 09 30		+31 6 51 190 617
	Liliane.tackaert@fortis.com		Jan-willem.teravest@fortis.com
Hilde Junius	+32 2 510 52 34	Hendrik Jan Eijpe	+31 30 257 65 52
	+32 478 88 29 60		+31 6 51 381 029
	Hilde.junius@fortis.com		Hendrik-jan.eijpe@fortis.com

Investor Relations:

Brussels:	+32 2 510 53 38	*Utrecht:*	+31 30 257 65 71